================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                -------------

                                  FORM 11-K


(Mark One)
[X]               Annual Report Pursuant to Section 15(d) of
            the Securities and Exchange Act of 1934 (Fee Required)
                  For the fiscal year ended December 31, 1994

                                      OR

[ ]             Transition Report Pursuant to Section 15(d) of
                   Securities Act of 1934 (No Fee Required)
                For the transition period from _____ to _____

Commission File No. 0-14746

                              -----------------


                              Health Images, Inc.
                        Profit Sharing and Savings Plan
                            (Full title of the Plan)


                              HEALTH IMAGES, INC.
      (Exact name of issuer of the securities held pursuant to the Plan)


                              8601 Dunwoody Place
                                   Bldg. 200
                            Atlanta, Georgia  30350

                    (Address of principal executive offices)




================================================================================

             HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                 FINANCIAL STATEMENTS AND ACCOUNTANTS' REPORT

                              December 31, 1994

             HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                                   CONTENTS

- --------------------------------------------------------------------------------



REPORT OF INDEPENDENT ACCOUNTANTS                                                         1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  WITH FUND INFORMATION                                                                 2/3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  WITH FUND INFORMATION                                                                   4

NOTES TO FINANCIAL STATEMENTS                                                           5/7


                                         SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes at Year End                               9

Schedule of Assets Held for Investment Purposes That Were
  Acquired and Disposed of During the Year                                               10

Schedule of Reportable Transactions                                                      11


                                JOSEPH DECOSIMO
                                  AND COMAPNY
                         CERTIFIED PUBLIC ACCOUNTANTS
                                    [LOGO]


                      MEMBER AICPA DIVISION FOR CPA FIRMS
- --------------------------------------------------------------------------------
PRIVATE COMPANIES PRACTICE SECTION                          SEC PRACTICE SECTION


                       REPORT OF INDEPENDENT ACCOUNTANTS


The Plan Committee
Health Images, Inc. Profit Sharing
  and Savings Plan
Atlanta, Georgia

We were engaged to audit the financial statements of Health Images, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1994 and 1993, and for the year ended December 31, 1994, and the supplemental schedules as of and for the year ended December 31, 1994, as listed on the contents page. These financial statements and supplemental schedules are the responsibility of the Plan Committee.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan Committee instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in the unaudited information footnote to the financial statements, which was certified by First Union National Bank of North Carolina, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan Committee that the trustee holds the Plan's investment assets and executes investment transactions. The Plan Committee has obtained certification from the trustee as of and for the years ended December 31, 1994 and 1993, that the information provided to the Plan Committee by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





                        /s/ Joseph Decosimo and Company



Atlanta, Georgia
June 5, 1995

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                               December 31, 1994
                           (see accountants' report)
- --------------------------------------------------------------------------------


                               HEALTH IMAGES,      STABLE                                                  FUNB
                                     INC.        INVESTMENT          FUNB VALUE      FUNB FIXED          BALANCED
                                COMMON STOCK        FUND                FUND         INCOME FUND           FUND
ASSETS
  Investments, at fair value -
    Health Images, Inc.
      Common Stock               $  237,000        $     -          $     -          $     -           $     -
    Mutual Funds                        -            634,999          404,994          223,840           479,334
    Participant Notes
      Receivable                        -                -                -                -                 -
                                 ----------        ---------        ---------        ---------         ---------
                                    237,000          634,999          404,994          223,840           479,334

  Employer's Contribution
    Receivable                          -                -                -                -                 -
                                 ----------        ---------        ---------        ---------         ---------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $ 237,000         $ 634,999        $ 404,994        $ 223,840         $ 479,334
                                 =========         =========        =========        =========         =========





    The accompanying notes are an integral part of the financial statements.

- --------------------------------------------------------------------------------

       INVESCO
      INDUSTRIAL                        FIDELITY        TEMPLETON
        INCOME          FIDELITY        MAGELLAN         FOREIGN       PARTICIPANT
         FUND          CONTRAFUND         FUND             FUND           NOTES         OTHER               TOTAL
      $     -          $     -         $     -         $     -          $     -        $      -          $   237,000
         9,280           75,177          32,908          46,753               -               -            1,907,285
            -                -               -               -            56,532              -               56,532
      --------         --------        --------        --------         --------       ---------         -----------
         9,280           75,177          32,908          46,753           56,532              -            2,200,817
            -                -               -               -                -          136,975             136,975
      --------         --------        --------        --------         --------       ---------         -----------
      $  9,280         $ 75,177        $ 32,908        $ 46,753         $ 56,532       $ 136,975         $ 2,337,792
      ========         ========        ========        ========         ========       =========         ===========


              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                               December 31, 1993
                           (see accountants' report)
- --------------------------------------------------------------------------------

                                                      HEALTH IMAGES,
                                                          INC.                  STABLE                FUNB VALUE
                                                      COMMON STOCK          INVESTMENT FUND              FUND
ASSETS
  Investments, at fair value -
    Health Images, Inc. Common Stock                  $   160,879            $     -                 $     -
    Mutual Funds                                            -                    532,554                 297,987
    Participant Notes Receivable                            -                      -                       -
                                                      -----------            -----------             -----------
                                                          160,879                532,554                 297,987

  Employer's Contribution Receivable                        -                      -                       -
                                                      -----------            -----------             -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $   160,879            $   532,554             $   297,987
                                                      ===========            ===========             ===========



        The accompanying notes are an integral part of the financial statements.

- --------------------------------------------------------------------------------

        FUNB FIXED             FUNB BALANCED            PARTICIPANT
        INCOME FUND                FUND                    NOTES                   OTHER                    TOTAL
       $     -                 $      -                 $     -                 $     -                  $   160,879
           176,016                 349,901                    -                       -                    1,356,458
             -                        -                      36,986                   -                       36,986
       -----------             -----------              -----------             -----------              -----------
           176,016                 349,901                   36,986                   -                    1,554,323

             -                        -                       -                     125,096                  125,096
       -----------             -----------              -----------             -----------              -----------

       $   176,016             $   349,901              $    36,986             $   125,096              $ 1,679,419
       ===========             ===========              ===========             ===========              ===========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                         Year Ended December 31, 1994
                           (see accountants' report)
- --------------------------------------------------------------------------------


                                HEALTH IMAGES,      STABLE                                               FUNB
                                     INC.         INVESTMENT      FUNB VALUE       FUNB FIXED         BALANCED
                                 COMMON STOCK        FUND            FUND          INCOME FUND          FUND
ADDITIONS
  Investment Income -
    Net Appreciation
     (Depreciation) in Fair
     Value of Investments         $  53,701       $   27,315      $    8,256        $(  5,629)         $( 11,510)

    Interest                            424            1,019             614              362                926
                                  ---------       ----------      ----------        ---------          ---------
                                     54,125           28,334           8,870         (  5,267)          ( 10,584)
                                  ---------       ----------      ----------        ---------          ---------
  Contributions -
    Participants                     68,519           96,660         130,398           87,279            174,489
    Employer                         15,604           28,644          25,636           19,346             35,829
                                  ---------       ----------      ----------        ---------          ---------
                                     84,123          125,304         156,034          106,625            210,318
                                  ---------       ----------      ----------        ---------          ---------

     Total Additions                138,248          153,638         164,904          101,358            199,734
                                  ---------       ----------      ----------        ---------          ---------

DEDUCTIONS
  Benefits Paid to
    Participants                     10,246           81,994          15,111           16,271             22,347
  Administrative Expenses                88              259             133               90                233
                                  ---------       ----------      ----------        ---------          ---------

     Total Deductions                10,334           82,253          15,244           16,361             22,580
                                  ---------       ----------      ----------        ---------          ---------

NET INCREASE (DECREASE)
  BEFORE INTERFUND
  TRANSFERS                         127,914           71,385         149,660           84,997            177,154

INTERFUND TRANSFERS                ( 51,793)          31,060        ( 42,653)        ( 37,173)          ( 47,721)
                                  ---------       ----------      ----------        ---------          ---------

NET INCREASE                         76,121          102,445         107,007           47,824            129,433

NET ASSETS AVAILABLE
  FOR BENEFITS -
  BEGINNING OF YEAR                 160,879          532,554         297,987          176,016            349,901
                                  ---------       ----------      ----------        ---------          ---------
  END OF YEAR                     $ 237,000       $  634,999      $  404,994        $ 223,840          $ 479,334
                                  =========       ==========      ==========        =========          =========



        The accompanying notes are an integral part of the financial statements.

- --------------------------------------------------------------------------------

        INVESCO
      INDUSTRIAL                        FIDELITY        TEMPLETON
        INCOME          FIDELITY        MAGELLAN         FOREIGN       PARTICIPANT
         FUND          CONTRAFUND         FUND             FUND           NOTES           OTHER             TOTAL
      $(     80)       $(    739)      $(    281)      $(  1,548)       $     -         $     -          $    69,485
              9               63              34               9              -               -                3,460
      ---------        ---------       ---------       ---------        ---------       ---------        -----------
       (     71)        (    676)       (    247)       (  1,539)             -               -               72,945
      ---------        ---------       ---------       ---------        ---------       ---------        -----------

          3,655           14,476           6,711          13,047              -               -              595,234
            -                -               -               -                -            11,916            136,975
      ---------        ---------       ---------       ---------        ---------       ---------        -----------
          3,655           14,476           6,711          13,047              -            11,916            732,209
      ---------        ---------       ---------       ---------        ---------       ---------        -----------

          3,584           13,800           6,464          11,508              -            11,916            805,154
      ---------        ---------       ---------       ---------        ---------       ---------        -----------


            -                -               -               -                -               -              145,969
            -                  9             -               -                -               -                  812
      ---------        ---------       ---------       ---------        ---------       ---------        -----------

            -                  9             -               -                -               -              146,781
      ---------        ---------       ---------       ---------        ---------       ---------        -----------


          3,584           13,791           6,464          11,508              -            11,916            658,373

          5,696           61,386          26,444          35,245           19,546        (     37)             -
      ---------        ---------       ---------       ---------        ---------       ---------        -----------

          9,280           75,177          32,908          46,753           19,546          11,879            658,373



            -                -               -               -             36,986         125,096          1,679,419
      ---------        ---------       ---------       ---------        ---------       ---------        -----------
      $   9,280        $  75,177       $  32,908       $  46,753        $  56,532       $ 136,975        $ 2,337,792
      =========        =========       =========       =========        =========       =========        ===========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (see accountants' report)
- --------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

INVESTMENT VALUATION - Investments in marketable securities (temporary investments, common and preferred stocks and pooled funds) traded on a national securities exchange are valued at the last reported sales price on the valuation date. Investments in mutual funds are valued at the quoted market value of the underlying investments held by the fund. Loans to participants are stated at the present value of loan payments to be collected.


PLAN DESCRIPTION

The following brief description of the Health Images, Inc. Profit Sharing and Savings Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution profit sharing plan with a cash or deferred arrangement covering substantially all employees of Health Images, Inc. (the sponsor) meeting minimum service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the profit sharing feature of the Plan, the sponsor may make annual contributions at the discretion of the Board of Directors. The Plan also allows contributions by participating employees of an amount equal to not less than 1% and not greater than 15% of their compensation. Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion of the Plan. Each participant's right in company contributions vests ratably over a five year period.

Upon service or disability retirement, death or termination, the participant or beneficiary will receive a lump-sum amount equal to the value of the fund allocated to his account.

TAX STATUS

The Plan Committee for the sponsor believes the Plan meets the requirements for tax qualification described in Section 401(a) of the Internal Revenue Code of 1986 (the Code). Accordingly, the Plan's related trust is exempt from tax under Section 501(a) of the Code. A favorable determination letter has been received from the Internal Revenue Service on the tax qualification of the Plan as amended on June 5, 1992. Continued qualification of the Plan will depend upon its operation in accordance with appropriate tax regulations.

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (see accountants' report)
- --------------------------------------------------------------------------------

UNAUDITED INFORMATION

The following information has been summarized from the trustee's report of the Plan, which the trustee has certified as complete and accurate, and has not been subjected to audit procedures:

(1)  Assets
(2)  Liabilities
(3)  Changes in net assets arising from investment activities
(4)  Reportable transactions


PLAN AMENDMENT

Effective January 1, 1992, the Plan was amended to change the service requirement for eligibility from 1,000 hours of service to 1 year of service. This provision applies to employees hired subsequent to August 1, 1992.


INVESTMENTS

Under the terms of an agreement between First Union National Bank of North Carolina and the Plan, the bank manages a trust fund on behalf of the Plan. The assets of the Plan are managed by the bank as a nondiscretionary trustee, giving the bank authority to purchase and sell investment assets within the framework of the trust instrument.

The following table presents the fair value of investments as reported by First Union National Bank. Investments that represent 5 percent or more of the Plan's net assets are separately identified.


                                                          1994                                     1993
                                               NUMBER OF                                NUMBER OF
                                             SHARES/UNITS       FAIR VALUE            SHARES/UNITS        FAIR VALUE
COMMON STOCKS
  Health Images, Inc.                            40,591         $   237,000              34,046          $   160,879
                                                                -----------                              -----------
MUTUAL FUNDS
  Stable Investment Fund                         46,829             634,999              41,243              532,554
  FUNB Value Fund                                24,383             404,994              16,902              297,987
  FUNB Fixed Income Fund                         23,513             223,840              16,876              176,016
  FUNB Balanced Fund                             42,913             479,334              28,989              349,901
  Invesco Industrial Income Fund                    831               9,280                 -                  -
  Fidelity Contrafund                             2,484              75,177                 -                  -
  Fidelity Magellan Fund                            474              32,908                 -                  -
  Templeton Foreign Fund                          4,946              46,753                 -                  -
                                                                -----------                              -----------
                                                                  1,907,285                                1,356,458
                                                                -----------                              -----------
                                                                $ 2,144,285                              $ 1,517,337
                                                                ===========                              ===========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (see accountants' report)
- --------------------------------------------------------------------------------

INVESTMENTS - continued

The Plan's investments (including investments bought, sold or held during the year) appreciated by $69,485 during 1994.


ADMINISTRATIVE EXPENSES

The Plan sponsor paid $17,928 of administrative expenses incurred by the Plan for 1994.

                            SUPPLEMENTAL  SCHEDULES

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
                             Item 27a of Form 5500
                               December 31, 1994
                           (see accountants' report)

EMPLOYER IDENTIFICATION NUMBER: 58-1485618                               PLAN NUMBER: 001
- -----------------------------------------------------------------------------------------

                                                                                                            CURRENT
       IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT                COST                 VALUE
Health Images, Inc.                        Common Stock                             $   271,788          $   237,000
First Union National Bank                  FUNB Value Fund                              425,701              404,994
First Union National Bank                  FUNB Fixed Income Fund                       242,816              223,840
First Union National Bank                  FUNB Balanced Fund                           504,221              479,334
First Union National Bank                  Stable Investment Fund                       592,619              634,999
Invesco                                    Industrial Income Fund                         9,360                9,280
Fidelity                                   Contrafund                                    75,906               75,177
Fidelity                                   Magellan Fund                                 33,177               32,908
Templeton                                  Foreign Fund                                  48,294               46,753
Participant Notes                          7% - 9-1/2% Notes Receivable
                                             from Participants                           56,532               56,532
                                                                                    -----------          -----------
                                                                                    $ 2,260,414          $ 2,200,817
                                                                                    ===========          ===========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES THAT
                 WERE ACQUIRED AND DISPOSED OF DURING THE YEAR
                             Item 27a of Form 5500
                         Year Ended December 31, 1994
                           (see accountants' report)

EMPLOYER IDENTIFICATION NUMBER: 58-1485618                               PLAN NUMBER: 001
- -----------------------------------------------------------------------------------------


                                                                                    COST OF             PROCEEDS OF
       IDENTITY OF ISSUE                    DESCRIPTION OF INVESTMENT             ACQUISITIONS         DISPOSITIONS
Health Images, Inc.                     Common Stock                                  $ 146,360            $ 124,016
First Union National Bank               First Union Money Market Fund                 $   7,541            $   7,545
First Union National Bank               FUNB Balanced Fund                            $ 280,773            $ 114,212
First Union National Bank               FUNB Fixed Income Fund                        $ 143,852            $  76,540
First Union National Bank               FUNB Value Fund                               $ 257,412            $ 127,298
First Union National Bank               Stable Investment Fund                        $ 287,068            $ 211,654
Invesco                                 Industrial Income Fund                        $   9,360            $     -
Fidelity                                Contrafund                                    $  76,194            $     279
Fidelity                                Magellan Fund                                 $  33,519            $     331
Templeton                               Foreign Fund                                  $  48,451            $     150
Participant Notes                       7% - 9-1/2% Notes Receivable
                                          from Participants                           $  48,900            $  29,354

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                             Item 27d of Form 5500
                         Year Ended December 31, 1994
                           (see accountants' report)

EMPLOYER IDENTIFICATION NUMBER: 58-1485618                      PLAN NUMBER: 001
- --------------------------------------------------------------------------------

                                                                                                     CURRENT VALUE
                                                                                                        OF ASSET
  IDENTITY OF                       DESCRIPTION              PURCHASE      SELLING          COST     ON TRANSACTION    NET GAIN
PARTY INVOLVED                        OF ASSET                 PRICE        PRICE         OF ASSET        DATE          (LOSS)
Health Images, Inc.             Common Stock                  $ 146,360                                 $ 146,360
Health Images, Inc.             Common Stock                               $ 124,016     $ 124,943                    $(   927)
First Union National Bank       FUNB Value Fund               $ 257,412                                 $ 257,412
First Union National Bank       FUNB Value Fund                            $ 127,298     $ 127,092                    $     206
First Union National Bank       Stable Investment Fund        $ 287,068                                 $ 287,068
First Union National Bank       Stable Investment Fund                     $ 211,654     $ 201,627                    $  10,027
First Union National Bank       FUNB Fixed Income Fund        $ 143,852                                 $ 143,852
First Union National Bank       FUNB Balanced Fund            $ 280,773                                 $ 280,773
First Union National Bank       FUNB Balanced Fund                         $ 114,212     $ 113,294                    $     918

                                   SIGNATURES


                      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         HEALTH IMAGES, INC.

                                         By:/s/James E. Waddle
                                            ----------------------------
                                            Name:  James E. Waddle
                                                 -----------------------
                                            Title:Human Resources Manager
                                                  -----------------------
                                            As Administrator of Plan